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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13E-3

Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

OPTA CORPORATION (Name of Issuer)
OPTA CORPORATION (Name of Person Filing Statement)
Common Stock, par value $0.001 per share (Title of Class of Securities)
68383U107 (CUSIP Number)

Sean Wang
Chief Financial Officer
Opta Corporation
1350 Bayshore Highway, Suite 740
Burlingame, CA 94010
(650) 579-3610
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications
on Behalf of Persons Filing Statements)

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

        Check the following box if the filing fee is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$250,900	$29.53
(1)
Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of (x) up to 1,930,000 shares of the Issuer's common stock and preferred stock (which is the estimated maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $0.13 (which is the cash payment per share to holders of the shares set forth in (x)). The filing fee of $29.53 was calculated by multiplying the resulting transaction value of $250,900 by 0.0001177.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29.53

Form or Registration No.: Schedule 14C

Filing Party: Opta Corporation

Date Filed: July 8, 2005

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") by Opta Corporation ("Opta" or the "Company").

        Concurrently with the filing of this Schedule 13E-3, Opta is filing with the Commission a preliminary Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the "Information Statement"), describing a proposed merger of a wholly-owned subsidiary of Opta (the "Subsidiary") with and into Opta and the subsequent filing of the Restated Certificate of Incorporation of the surviving corporation. As a result of such transactions, the number of Opta's stockholders will be reduced to less than 300 holders, thus permitting Opta to terminate registration under Section 12(g) and suspend its duty to file reports under Sections 13 and 15(d) of the Exchange Act of 1934, as amended.

        The Information Statement is in preliminary form and is subject to completion or amendment.

        The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Information Statement, including all appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto.

Item 1.    Summary Term Sheet.

        The information set forth in the Information Statement under the section "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    Opta is the subject company. The address of its principal executive offices is 1350 Bayshore Highway, Suite 740, Burlingame, CA 94010 and its telephone number is (650) 579-3610.

        (b)    Securities.    As of June 30, 2005, 50,037,538 shares of Common Stock and 4,300 shares of Class A Preferred Stock were issued and outstanding.

        (c)    Trading Market and Price.    The information set forth in the Information Statement under the caption "Market Prices for Our Common Stock and Dividend Policy" is incorporated herein by reference.

        (d)    Dividends.    The information set forth in the Information Statement under the caption "Market Prices of Our Common Stock and Dividend Policy" is incorporated herein by reference.

        (e)    Prior Public Offerings.    Opta has not made an underwritten public offering of Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

        (f)    Prior Stock Purchases.    The information set forth in the Information Statement under the caption "Transactions in Opta Stock" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   (a) - (c) Opta. Opta is the filing person and the subject company. The address of its principal executive offices is 1350 Bayshore Highway, Suite 740, Burlingame, CA 94010 and its telephone number is (650) 579-3610. The information set forth in the Information Statement under the caption

"Background Information Concerning Our Executive Officers and Directors" is incorporated herein by reference.

Item 4.    Terms of Transaction.

        (a)   (1)    Not applicable.

        (a)   (2)    Material Terms.    The information set forth in the Information Statement under the captions "Summary Term Sheet," "The Going Private Transaction," "Purpose of the Going Private Transaction, "Reasons for the Going Private Transaction, "Accounting Consequences" and "Material Federal Income Tax Consequences." is incorporated herein by reference.

        (c)    Different Terms.    Not applicable.

        (d)    Appraisal Rights.    The information set forth in the Information Statement under the caption "Appraisal Rights" is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Stockholders.    The information set forth in the Information Statement under the caption "Provision for Unaffiliated Stockholders" is incorporated herein by reference.

        (f)    Eligibility for Listing or Trading.    The information set forth in the Information Statement under the caption "Source of Funds and Financial Effect of the Going Private Transaction" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions.    The information set forth in the Information Statement under the caption "Past Transactions" is incorporated herein by reference. None of the named natural persons has engaged in any transaction during the past two years with Opta.

        (b)    Significant Corporate Events.    The information set forth in the Information Statement under the caption "Past Transactions" is incorporated herein by reference. None of the named natural persons has engaged in any negotiations during the past two years with Opta concerning any significant corporate events, other than those set forth in the Information Statement.

        (c)    Negotiations or Contracts.    The information set forth in the Information Statement under the caption "Past Transactions" is incorporated herein by reference. None of the named natural persons has engaged in any negotiations during the past two years with Opta concerning any significant corporate events, other than those set forth in the Information Statement.

        (e)    Agreements Involving the Subject Company's Securities.    None of the named natural persons has any agreement with any other person with respect to the securities of Opta.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (b)    Use of Securities Acquired.    Not applicable as to the fractional interests resulting from the proposed Merger. The holders of such fractional interests will be entitled to receive $0.13 per Pre-Merger Share.

        (c)    Plans.

    (1)
    None.

    (2)
    None.

    (3)
    None.

    (4)
    None.

    (5)
    None.

    (6)
    None.

    (7)
    None.

    (8)
    The information set forth in the Information Statement under the captions "Purpose of the Going Private Transaction" and "Effects of the Going Private Transaction on Our Company" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a)    Purposes.    The information set forth in the Information Statement under the caption "Special Factors—Purpose of the Going Private Transaction" is incorporated herein by reference.

        (b)    Alternatives.    The information set forth in the Information Statement under the captions "Special Factors—Purpose of the Going Private Transaction; "Consideration by the Board of Directors" and "Opinion of the Board's Financial Advisor" is incorporated herein by reference.

        (c)    Reasons.    The information set forth in the Information Statement under the caption "Special Factors—Reasons for the Going Private Transaction" is incorporated herein by reference.

        (d)    Effects.    The information set forth in the Information Statement under the captions "Implementation and Effects of the Going Private Transaction," "Special Factors-Accounting Consequences," "General Examples of Potential Effects of Going Private Transaction, "Effects of the Going Private Transaction on Our Company" and "Material Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

        (a)    Fairness.    The information set forth in the Information Statement under the captions "Special Factors," "Interest of Certain Persons in or Opposition to Matters to be Acted Upon," "Consideration by the Board of Directors," "Procedural Factors Favoring The Going Private Transaction," and "Opinion of the Board's Financial Advisor" is incorporated herein by reference.

        (b)    Factors Considered in Determining Fairness.    The information set forth in the Information Statement under the captions listed in Item 8(a) above are incorporated herein by reference.

        (c)    Approval of Security Holder.    The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement under the caption "Special Factors-Structure of Going Private Transaction Requires Stockholder Approval" is incorporated herein by reference.

        (d)    Unaffiliated Representative.    The information set forth in the Information Statement under the captions listed in Item 8(a) above and "Provision for Unaffiliated Stockholders" is incorporated herein by reference."

        (e)    Approval of Directors.    The information set forth in the Information Statement under the captions listed in Item 8(a) above are incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a)    Report, Opinion or Appraisal.    The information set forth in the Information Statement under the captions "Fairness Opinion—General" "Opinion of the Board's Financial Advisor" is incorporated herein by reference.

        (b)    Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Information Statement under the captions "Fairness Opinion—General," "Opinion of the Board's Financial Advisor" is incorporated herein by reference.

        (c)    Availability of Documents.    The information set forth in the Information Statement under the caption "Opinion of the Board's Financial Advisor" is incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Information Statement under the caption "Special Factors—Source of Funds and Financial Effect of the Going Private Transaction" is incorporated herein by reference.

        (b)    Conditions.    None.

        (c)    Expenses.    The information set forth in the Information Statement under the captions "Special Factors—Fees and Expenses" and "Reasons for the Going Private Transaction—Cost Savings" is incorporated herein by reference.

        (d)    Borrowed Funds.    Not Applicable.

Item 11.    Interest in Securities of the Subject Company.

        (a)    Security Ownership.    None of the named natural persons own any stock of the Company.

        (b)    Securities Transactions.    None.

Item 12.    The Solicitation or Recommendation.

        (d)    Intent to Tender or Vote in a Going Private Transaction.    None of the named natural persons owns any Opta securities. The information set forth in the Information Statement under the caption "Interest of Certain Persons in or Opposition to Matters to be Acted Upon" is incorporated herein by reference.

        (e)    Recommendations of Others.    The information set forth in the Information Statement under the caption "Interest of Certain Persons in or Opposition to Matters to be Acted Upon" is incorporated herein by reference.

Item 13.    Financial Statements.

        (a)    Financial Information.    The information set forth in the Information Statement under the caption "Financial Statements, Supplementary Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk" is incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitation or Recommendations.    The information set forth in the Information Statement under the caption "Opinion of the Board's Financial Advisor" is incorporated herein by reference.

        (b)    Employees and Corporate Assets.    The information set forth in the Information Statement under the captions "Special Factors—Source of Funds and Financial Effect of the Going Private Transaction" and "Reasons for the Going Private Transaction—Cost Savings" is incorporated herein by reference.

Item 15.    Additional Information.

        (b)   The entire Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.    Exhibits.

        (a)   Information Statement of Opta on Schedule 14C, filed with the Commission on July 8, 2005, including Appendices A - E, is incorporated herein by reference.

        (b)   Not applicable.

        (c)   Cronkite & Kissell LLC Opinion, dated June 30, 2005, delivered to the Opta Board of Directors (incorporated herein by reference to Appendix D to the Information Statement).

        (d)   Not Applicable

        (f)    Not Applicable. The information set forth in the Information Statement under the caption "Appraisal Rights" and Annex E to the Information Statement are incorporated herein by reference.

        (g)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTA CORPORATION

/s/ SEAN WANG
(Signature)

Sean Wang, Chief Financial Officer
(Name and Title)

July 8, 2005
(Date)

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE